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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO 1
                                       TO
                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         ALL COMMUNICATIONS CORPORATION
                         ------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                    016628109
                                    ---------
                                 (CUSIP Number)


         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE THE NOTES).

                         (Continued on following pages)


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1    NAME(S) OF REPORTING PERSON(S)
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     RICHARD REISS
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

  NUMBER OF         (5)      SOLE VOTING POWER . . . . . . . . . . 2,825,000*
   SHARES
 BENEFICIALLY       (6)      SHARED VOTING POWER . . . . . . . . . . . . 0
  OWNED BY
    EACH            (7)      SOLE DISPOSITIVE POWER. . . . . . . . 2,825,000*
 REPORTING
  PERSON            (8)      SHARED DISPOSITIVE POWER. . . . . . . . . . 0
   WITH
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,825,000*
--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     49.6%**
------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------

* INCLUDES 790,000 SHARES OF COMMON STOCK ACQUIRABLE BY THE REPORTING PERSON UPON EXERCISE OF PRESENTLY EXERCISABLE STOCK OPTIONS AND 50,000 SHARES OF COMMON STOCK HELD BY A TRUST FOR THE BENEFIT OF THE REPORTING PERSON'S CHILDREN,
OF WHICH THE REPORTING PERSON IS TRUSTEE. EXCLUDES 140,000 SHARES OF COMMON STOCK SUBJECT TO OPTIONS NOT EXERCISABLE WITHIN 60 DAYS FROM THE DATE HEREOF.

**  ASSUMES THE EXERCISE OF OPTIONS TO ACQUIRE 790,000 SHARES.


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ITEM 1.

     (a)  Name of Issuer:

          All Communications Corporation

     (b)  Address of Issuer's Principal Executive Offices:

          225 Long Avenue, Hillside, New Jersey 07205


ITEM 2.

     (a)  Name of Person filing:

          Richard Reiss

     (b)  Address of Principal Business Office:

          225 Long Avenue, Hillside, New Jersey 07205

     (c)  Citizenship:

          United States of America

     (d)  Title of Class:

          Common Stock, No Par Value

     (e)  CUSIP Number:

          016628109

ITEM 3.  FILINGS PURSUANT TO RULES 13D-1(b) OR 13D-2(b)

         Not applicable

ITEM 4.  OWNERSHIP

     (a)  Amount Beneficially Owned:

          2,825,000 shares of Common Stock*

     (b)  Percent of Class:

          49.6%**

     (c)  Number of shares of Common Stock as to which the Reporting Person has:

          (i)  Sole power of vote or direct the vote: 2,825,000*

          (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition: 2,825,000*

          (iv) Shared power to dispose or to direct the disposition: 0

     * Includes 790,000 shares of Common Stock acquirable by the reporting person upon exercise of presently exercisable stock options and 50,000 shares of Common Stock held by a trust for the benefit of the reporting person's children, of which the reporting person is trustee. Excludes 140,000 shares of Common Stock subject to option not exercisable within 60 days from the date hereof.

     ** Assumes the exercise by the reporting person of options to acquire 790,000 shares.


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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, except the right of the trust referred to in Item 4 above to receive dividends from, or proceeds from the sale of, 50,000 shares of Common Stock owned by it.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999



                                                /S/ RICHARD REISS
                                                -----------------
                                                Richard Reiss


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).